SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Friday, 29 November 2024 it purchased for cancellation a total of 73,275 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 99,626 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€18.3376	US$22.0621
Highest price paid	€18.655	US$22.185
Lowest price paid	€18.200	US$21.935

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33
Intermediary name:	J&E Davy
Intermediary code:	DAVYIE21
Time zone:	GMT
Currency:	EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
11022	18.2	EURO	09:50:00	Euronext Dublin	00043469215TRLO0-1
3014	18.24	EURO	10:14:16	Euronext Dublin	00043469480TRLO0-1
2000	18.25	EURO	10:21:22	Euronext Dublin	00043469580TRLO0-1
19566	18.295	EURO	10:45:59	Euronext Dublin	00043469862TRLO0-1
6441	18.3	EURO	12:08:19	Euronext Dublin	00043470774TRLO0-1
22112	18.345	EURO	12:58:39	Euronext Dublin	00043471218TRLO0-1
9120	18.655	EURO	15:53:21	Euronext Dublin	00043475161TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 December, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary